Exhibit 99.2

Focus Media Reports Second Quarter 2011 Results

SHANGHAI, China, Aug 22, 2011 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home lifestyle interactive targeted digital media group, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Highlights for Second Quarter 2011:

● Total net revenue for the second quarter of 2011 was $179.0 million, of which

● Aggregate net revenue from the LCD display network (including the movie theater network), in-store network and poster frame network was $166.1 million, which exceeded by approximately 11% the mid-point of the Company’s guidance range of $149-151 million. This represented year-on-year growth of 48% from $112.2 million for the second quarter of 2010 and quarter-on-quarter growth of 22% from $136.1 million for the first quarter of 2011.

● Net revenue from the traditional outdoor billboard network for the second quarter of 2011 was $12.9 million, which exceeded by approximately 8% the midpoint of the Company’s guidance of $11-13 million. This represented year-on-year growth of 25% from $10.3 million for the second quarter of 2010.

● GAAP net income attributable to Focus Media for the second quarter of 2011 was $42.8 million, representing an increase of 109% from $20.5 million for the first quarter of 2011 and an increase of 69% from $25.3 million for the second quarter of 2010.

● Non-GAAP net income attributable to Focus Media for the second quarter of 2011 was $62.9 million, exceeding the mid-point of the Company’s guidance range of $54-$56 million by 14%, representing year-on-year growth of 42% from non-GAAP net income attributable to Focus Media of $44.3 million for the second quarter of 2010 and quarter-on-quarter growth of 48% from non-GAAP net income attributable to Focus Media of $42.4 million for the first quarter of 2011. Please see the sections on “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP to non-GAAP” elsewhere in this announcement for more information about the non-GAAP measures referred to within this announcement.

● GAAP net income attributable to Focus Media per fully diluted ADS for the second quarter of 2011 was $0.30, representing an increase of 100% from $0.15 per fully diluted ADS for the first quarter of 2011 and an increase of 76% from $0.17 per ADS in the second quarter of 2010.

● Non-GAAP net income attributable to Focus Media per fully diluted ADS for the second quarter of 2011 was $0.44, representing year-on year growth of 47% from $0.30 per fully diluted ADS for the second quarter of 2010 and quarter-on-quarter growth of 47% from $0.30 for the first quarter of 2011.

Highlights for Balance Sheet and Cash Flow Results of Second Quarter 2011:

● Cash, cash equivalents and short-term investments were $590.9 million as of June 30, 2011, increasing by 6% from $557.9 million as of March 31, 2011.

● Net cash inflow from operating activities in the second quarter of 2011 was $50.6 million, increased by 249% from $14.5 million for the first quarter of 2011 and a 34% increase from $37.8 million for the second quarter of 2010.

● Net accounts receivable for the LCD display network (including the movie theater network), in-store network and poster frame network was $184.8 million as of June 30, 2011, an increase of 15% from $161.2 million as of March 31, 2011 as a result of sequential increase of revenues. Days sales outstanding on a rolling basis was 87 days in the second quarter of 2011 versus 95 days for the first quarter of 2011 due to improving cash collection in the second quarter as the first quarter is usually the slow cash collection season of the year.

● Capital expenditures were $11.5 million for the second quarter of 2011, mostly attributable to upgrading our LCD screens into interactive screens in seven major cities of China.

● Cash used in investment in equity method investee amounted to $12.2 million in the second quarter of 2011, representing the remaining payment for 15% stake in VisionChina, compared to $48.8 million in the first quarter of 2011, which was attributable to the initial payment for our acquisition of a 15% stake in VisionChina.

● Cash used in the purchase of subsidiaries in the second quarter of 2011 was $1.7 million, primarily attributable to acquisitions in the poster frame network business as part of our ongoing strategy in expanding into additional cities.

Jason Jiang, Chairman and Chief Executive Officer of Focus Media said, “We are on schedule to complete installation of Focus Media’s interactive screens in seven cities by October. We believe installation of these interactive screens is a vital revolutionary step that will transform our relationships with Chinese consumers by forming an intimate and interactive tie between the Focus media platform and Chinese consumers, providing advertisers with an interactive and measurable advertising media platform that can make a direct sales impact. We believe our offering of an interactive and measurable media platform will not only meaningfully expand our media resources, but it will also greatly enhance our value proposition and pricing power to advertisers.”

Kit Low, the Company Chief Financial Officer added, “In the second quarter of 2011, the Company achieved aggregate net revenue year on year growth in our LCD display (including the movie theater network), in-store and poster frame businesses of 48%. GAAP net income attributable to Focus Media and non-GAAP net income attributable to Focus Media for the second quarter of 2011 was $42.8 million and $62.9 million, respectively. We achieved a positive net cash inflow from operating activities after deducting the purchase of equipment and subsidiaries of $37.3 million in the second quarter of 2011 as compared to a net cash inflow of $5.0 million in the first quarter of 2011 and a net cash inflow of $26.6 million in the second quarter of 2010. We believe our investment in interactive capability afford us to build an online to offline media platform that offer tremendous value to advertisers. Our investment will pay off in the form of propelling us to sustain an above average revenue growth.”

Second Quarter 2011 financial results

Advertising net revenue from the LCD display network (including the movie theatre network) was $113.0 million for the second quarter of 2011, representing an increase of 48% from $76.1 million for the second quarter of 2010 and an increase of 25% from $90.5 million for the first quarter of 2011.

Advertising net revenue from the poster frame network was $38.2 million for the second quarter of 2011, representing an increase of 52% from $25.2 million for the second quarter of 2010 and an increase of 6% from $36.1 million for the first quarter of 2011.

Advertising net revenue from the in-store network was $14.9 million for the second quarter of 2011, representing an increase of 37% from $10.9 million for the second quarter of 2010 and an increase of 57% from $9.5 million for the first quarter of 2011.

As of June 30, 2011, the total installed base of LCD displays in our LCD display network was 169,798 nationwide, including 162,244 displays through our directly owned networks, and 7,554 displays through our regional distributors, as compared to total LCD displays of 170,104 as of March 31, 2011 due to optimization of the network. The total number of non-digital frames ready to use in our poster frame network was 354,945 as of June 30, 2011, as compared to 342,728 as of March 31, 2011. In addition, as of June 30, 2011, we had 35,217 digital frames installed in our poster frame network, a slight decrease from 35,685 as of March 31, 2011 due to optimization of the network. The total number of displays installed in our in-store network was 50,129 as of June 30, 2011, as compared to 48,826 as of March 31, 2011.

Advertising net revenue from the traditional outdoor billboard network was $12.9 million for the second quarter of 2011, representing an increase of 25% from $10.3 million for the second quarter of 2010 and an increase of 23% from $10.5 million for the first quarter of 2011.

Non-GAAP gross profit from the LCD display network (including the movie theatre network) for the second quarter of 2011 was $89.7 million, representing an increase of 49% from $60.2 million for the second quarter of 2010 and an increase of 36% from $66.0 million for the first quarter of 2011.

Non-GAAP gross profit from the poster frame network for the second quarter of 2011 was $12.2 million, representing an increase of 61% from $7.6 million for the second quarter of 2010 and an increase of 5% from $11.6 million for the first quarter of 2011.

Non-GAAP gross profit from the in-store network for the second quarter of 2011 was $9.2 million, an increase of 96% from $4.7 million for the second quarter of 2010 and an increase of 142% from $3.8 million for the first quarter of 2011.

Non-GAAP gross profit from the traditional outdoor billboard network for the second quarter of 2011 was $3.6 million, representing an increase of 38% from $2.6 million for the second quarter of 2010 and representing a 100% increase from $1.8 million for the first quarter of 2011.

Non-GAAP operating expense for the second quarter of 2011 was $45.9 million, represented an increase of 24% from $37.0 million for the first quarter of 2011, which was mainly attributable to: 1) an increase of bad debt expenses in the amount of $1.8 million in the second quarter of 2011 in line with the sequential growth of revenue; 2) an increase of sales and marketing expenses also resulted by the sequential revenue growth; and 3) a decrease of government subsidies in the amount of $2.1 million compared with the first quarter of 2011 due to the government subsidies are highly subject to the tax paid while the first quarter is traditionally the peak season for tax payment. It also represented an increase of 59% from $28.9 million for the second quarter of 2010 mainly due to a reversal of bad debt in the amount of $3.6 million in the second quarter of 2010 as well as sales and marketing expenses increase as a result of year-on-year revenue growth.

Net cash inflow from operating activities in the second quarter of 2011 was $50.6 million, increased by 249% from $14.5 million for the first quarter of 2011 and a 34% increase from $37.8 million for the second quarter of 2010.

Net cash used in investing activities for the second quarter of 2011 was $12.1 million. In the second quarter of 2011, the Company incurred capital expenditures of $11.5 million, mostly attributable to upgrading our LCD screens into interactive screens in seven major cities of China, a payment of $12.2 million representing the remaining 20% payment for the acquisition of 15% stake in VisionChina, as well as $1.7 million consideration paid for our poster frame related acquisitions, partially offset by the net proceeds of $13.2 million from the short-term investments.

Business Outlook for Third Quarter 2011

The Company provides the following guidance with respect to the third quarter ending September 30, 2011:

Net revenues for the core business (inclusive of the LCD display network and other, the in-store network and the poster frame network) are expected to be in the range of $175-$177million, the mid-point of which would represent year-on-year growth of 37% and quarter-on-quarter growth of 6%. Net revenues for the non-core business (the traditional outdoor billboard network) are expected to be in the range of $11-$13 million. The Company’s non-GAAP net income is expected to be in the range of $68-$70 million. Our non-GAAP net income guidance excludes any contribution from our 15% stake in VisionChina. The Company estimates the weighted average fully diluted ADS count for the quarter at 141.5 million, assuming no further share repurchases during the quarter.

In the second quarter of 2011, the Company obtained the “HNTE” (High and New Technology Enterprises) certification for one of the Company’s subsidiaries and thus, this subsidiary is eligible for a tax holiday (i.e. two-year tax exemption followed by a three-year 50% tax reduction) effective from January 1, 2010. With the application of a 0% tax rate to that particular subsidiary in this year, the effective tax rate for fiscal year 2011 for the Company is expected to be approximately 14%-15%.

Announced Share Repurchase Program

On June 22, 2011, Focus Media announced an increase in the size of its share repurchase program to US$450 million and to extend the termination date of the repurchase plan to December 31, 2013. As of August 22, 2011, the Company has cumulatively spent approximately $306 million in share repurchases.

2011 Annual General Meeting of Shareholders

The Company announced that it scheduled to hold its annual general meeting of shareholders of 2011 on November 1, 2011.

Management Changes

The Company announced that the Vice President of Finance, Mr. Ge Xu, is resigning from his current role, effective August 31, 2011. “I feel lucky for being able to work with Jason and other members of Focus Media’s management team. The good memory will accompany me all the time,” said Mr. Ge Xu.

“We greatly appreciate the contribution of Mr. Ge Xu and we wish him every success in his future endeavors,” said Mr. Kit Low, the Chief Financial Officer of Focus Media.

Foreign Currency Translation

Assets and liabilities are translated at the exchange rate as of June 30, 2011, which was $1 to RMB6.4716. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the second quarter of 2011, which was $1 to RMB6.4999. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of equity and comprehensive income (loss).

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit (cumulatively and by segment), non-GAAP operating expenses, non-GAAP operating profit (loss), non-GAAP net income and non-GAAP fully-diluted Earnings per ADR, all excluding share-based compensation expenses, amortization of acquired intangible assets, loss from disposal of previously acquired subsidiaries, gain or loss from equity method investee and impairment charges of goodwill. Management uses these non-GAAP financial measures to better assess operating performance of the Company. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using a consistent method from quarter to quarter and the reconciliation items mostly include share-based compensation expenses, amortization of acquired intangible assets, profit or loss from disposal of previously acquired subsidiaries, gain or loss from equity method investee and impairment charges. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to non-GAAP
(U.S. Dollar in thousands, except share and per-share data)
(Unaudited)

	Three months ended June 30, 2011
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit
LCD display and other:	88,382	198	1,130	—	89,710
—LCD display network	85,260	198	1,114	—	86,572
—Movie theater network	3,122	—	16	—	3,138
Poster frame network	11,080	—	1,118	—	12,198
In—store network	9,162	—	—	—	9,162
Traditional outdoor billboard network	3,129	—	449	—	3,578

Total Gross Profit	111,753	198	2,697	—	114,648

General and administrative	30,240	(14,274)	—	—	15,966
Selling and marketing	33,079	(924)	(1,056)	—	31,099
Other operating income, net	(1,209)	—	—	—	(1,209)

Total operating expense	62,110	(15,198)	(1,056)	—	45,856

Operating profit from continuing operations	49,643	15,396	3,753	—	68,792
Profit before tax from continuing operations	52,790	15,396	3,753	—	71,939
Net profit from continuing operations	42,863	15,396	3,753	992	63,004
Net profit from discontinued operations	—	—	—	—	—
Net income attributable to Focus Media	42,804	15,396	3,753	992	62,945

Basic net income from continuing operations per ADS	0.32				0.46
Diluted net income from continuing operations per ADS	0.30				0.45
Basic net income from discontinued operations per ADS	—				—
Diluted net income from discontinued operations per ADS	—				—
Basic net income attributable to Focus Media per ADS	0.32				0.46
Diluted net income attributable to Focus Media per ADS	0.30				0.44

ADS used in calculating basic income per ADS	135,624,717				135,624,717

ADS used in calculating diluted income per ADS	141,562,763				141,562,763

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee

	Three months ended March 31, 2011
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit
LCD display and other:	64,649	196	1,110	—	65,955
—LCD display network	62,880	196	1,094	—	64,170
—Movie theater network	1,769	—	16	—	1,785
Poster frame network	10,374	—	1,178	—	11,552
In—store network	3,811	—	—	—	3,811
Traditional outdoor billboard network	1,387	—	445	—	1,832

Total Gross Profit	80,221	196	2,733	—	83,150

General and administrative	26,624	(14,154)	—	—	12,470
Selling and marketing	31,201	(917)	(1,058)	—	29,226
Other operating income, net	(4,705)	—	—	—	(4,705)

Total operating expense	53,120	(15,071)	(1,058)	—	36,991

Operating profit from continuing operations	27,101	15,267	3,791	—	46,159
Profit before tax from continuing operations	29,462	15,267	3,791	—	48,520
Net profit from continuing operations	19,781	15,267	3,791	2,774	41,613
Net profit from discontinued operations	—	—	—	—	—
Net income attributable to Focus Media	20,549	15,267	3,791	2,774	42,381

Basic net income from continuing operations per ADS	0.15				0.31
Diluted net income from continuing operations per ADS	0.14				0.30
Basic net income from discontinued operations per ADS	—				—
Diluted net income from discontinued operations per ADS	—				—
Basic net income attributable to Focus Media per ADS	0.15				0.31
Diluted net income attributable to Focus Media per ADS	0.15				0.30

ADS used in calculating basic income per ADS	135,594,008				135,594,008

ADS used in calculating diluted income per ADS	140,394,354				140,394,354

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee

	Three months ended June 30, 2010
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit
LCD display and other:	58,917	283	1,036	—	60,236
—LCD display network	58,044	283	1,021	—	59,348
—Movie theater network	873	—	15	—	888
Poster frame network	5,939	—	1,634	—	7,573
In—store network	4,745	—	—	—	4,745
Traditional outdoor billboard network	2,167	—	427	—	2,594

Total Gross Profit	71,768	283	3,097	—	75,148

General and administrative	16,737	(11,400)	—	—	5,337
Selling and marketing	28,729	(1,244)	(1,018)	—	26,467
Other operating expenses (income), net	(1,352)	—		(1,524)	(2,876)

Total operating expense	44,114	(12,644)	(1,018)	(1,524)	28,928

Operating profit from continuing operations	27,654	12,927	4,115	1,524	46,220
Profit before tax from continuing operations	28,719	12,927	4,115	1,524	47,285
Net profit from continuing operations	23,869	12,927	4,115	1,524	42,435
Net profit from discontinued operations	2,932	—	367	—	3,299
Net income attributable to Focus Media	25,336	12,927	4,482	1,524	44,269

Basic net income from continuing operations per ADS	0.17				0.30
Diluted net income from continuing operations per ADS	0.16				0.29
Basic net income from discontinued operations per ADS	0.02				0.02
Diluted net income from discontinued operations per ADS	0.02				0.02
Basic net income attributable to Focus Media per ADS	0.18				0.31
Diluted net income attributable to Focus Media per ADS	0.17				0.30
Shares used in calculating basic income per ADS	143,787,178				143,787,178

Shares used in calculating diluted income per ADS	148,162,497				148,162,497

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from disposal of previously acquired subsidiaries, all attributable to poster frame business.

	Focus Media Holding Ltd. Reconciliation of GAAPto non—GAAP (U.S. Dollar in thousands, except share and per—share data) (Unaudited) Six months ended June 30, 2011
	GAAP	(1)	(2)	(3)	Non— GAAP

Gross Profit
LCD display and other:	153,031	394	2,240	—	155,665
—LCD display network	148,140	394	2,208	—	150,742
—Movie theater network	4,891	—	32	—	4,923
Poster frame network	21,454	—	2,296	—	23,750
In—store network	12,973	—	—	—	12,973
Traditional outdoor billboard network	4,516	—	894	—	5,410

Total Gross Profit	191,974	394	5,430	—	197,798

General and administrative	56,864	(28,428)	—	—	28,436
Selling and marketing	64,280	(1,841)	(2,114)	—	60,325
Other operating income, net	(5,914)	—	—	—	(5,914)

Total operating expense	115,230	(30,269)	(2,114)	—	82,847

Operating profit from continuing operations	76,744	30,663	7,544	—	114,951
Profit before tax from continuing operations	82,252	30,663	7,544	—	120,459
Net profit from continuing operations	62,644	30,663	7,544	3,766	104,617
Net profit from discontinued operations	—	—	—	—	—
Net income attributable to Focus Media	63,353	30,663	7,544	3,766	105,326

Basic net income from continuing operations per ADS	0.46				0.77
Diluted net income from continuing operations per ADS	0.44				0.74
Basic net income from discontinued operations per ADS	—				—
Diluted net income from discontinued operations per ADS	—				—
Basic net income attributable to Focus Media per ADS	0.47				0.78
Diluted net income attributable to Focus Media per ADS	0.45				0.75

ADS used in calculating basic income per ADS	135,609,448				135,609,448

ADS used in calculating diluted income per ADS	140,998,683				140,998,683

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee.

	Six months ended June 30, 2010
	GAAP	(1)	(2)	(3)	(4)	Non— GAAP
Gross Profit
LCD display and other:	96,961	562	1,890	—	—	99,413
—LCD display network	93,254	562	1,860	—	—	95,676
—Movie theater network	3,707	—	30	—	—	3,737
Poster frame network	12,290	—	3,273			15,563
In—store network	7,189	—	—	—	—	7,189
Traditional outdoor billboard network	3,548	—	855	—	—	4,403

Total Gross Profit	119,988	562	6,018	—	—	126,568

General and administrative	38,055	(22,691)	—	—	—	15,364
Selling and marketing	49,321	(2,475)	(2,035)	—	—	44,811
Impairment loss	5,736	—	—	(5,736)	—	—
Other operating (income), net	(5,147)	—	—	—	(1,524)	(6,671)

Total operating expense	87,965	(25,166)	(2,035)	(5,736)	(1,524)	53,504

Operating profit from continuing operations	32,023	25,728	8,053	5,736	1,524	73,064
Profit before tax from continuing operations	33,517	25,728	8,053	5,736	2,812	75,846
Net profit from continuing operations	22,472	25,728	8,053	5,736	2,812	64,801
Net profit from discontinued operations	3,736	—	744	—	—	4,480
Net income attributable to Focus Media	24,382	25,728	8,797	5,736	2,812	67,455

Basic net income from continuing operations per ADS	0.16					0.45
Diluted net income from continuing operations per ADS	0.15					0.43
Basic net income from discontinued operations per ADS	0.03					0.03
Diluted net income from discontinued operations per ADS	0.03					0.03
Basic net income attributable to Focus Media per ADS	0.17					0.47
Diluted net income attributable to Focus Media per ADS	0.16					0.45

Shares used in calculating basic income per ADS	144,705,951					144,705,951

Shares used in calculating diluted income per ADS	149,081,270					149,081,270

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Impairment charges of goodwill as a result of earn-out payments in poster frame business.
(4). Loss from disposal of previously acquired poster frame subsidiaries.

CONFERENCE CALL

The Company will host a conference call to discuss the second quarter 2011 results at 9:00 p.m. U.S. Eastern Time on August 22, 2011 (6:00 p.m. U.S. Pacific Time on August 22, 2011 and 9:00 a.m. Beijing/Hong Kong Time on August 23, 2011). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number 1.877.556.5921, Hong Kong dial-in number +852.3002.1672, International dial-in number 1.617.597.5474; Pass code: 77298094.

A replay of the call will be available from August 23, 2011 12:00 am until August 30, 2011 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number 1 888 286.8010, International dial-in number +1 617 801.6888; Pass code 13703580. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.  As of June 30, 2011, Focus Media’s out-of-home lifestyle interactive digital media network had approximately 170,000 LCD displays in about 95,000 commercial buildings that covered more than 90 cities, 390,000 in-elevator poster and digital picture frames in residential buildings that covered more than 30 cities, approximately 50,000 LCD displays in more than 2,700 hypermarkets, supermarkets and convenience stores and approximately 1,900 movie screens in about 280 movie theaters throughout China.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S Dollars in Thousands)

	2011-06-30	2011-03-31
ASSETS
Current assets
Cash and cash equivalents	404,704	361,061
Short-term investments	186,198	196,852
Accounts receivable, net	200,660	175,045
Prepaid expenses and other current assets	44,053	42,591
Deposit paid for acquisition of subsidiaries	618	1,174
Rental deposits	50,557	46,797
Other current assets	1,722	1,951

Total current assets	888,512	825,471
Rental deposits, non-current	5,722	5,166
Equipment, net	65,807	67,699
Acquired intangible assets, net	17,553	20,918
Goodwill	429,525	427,252
Investment under equity method	58,209	58,474
Other long term assets	19,273	12,424
Total assets	1,484,601	1,417,404

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	18,330	17,603
Accrued expenses and other current liabilities	117,155	119,560
Income taxes payable	314	292
Amount due to Related parties	1,842	2,336
Deferred tax liabilities	24,180	23,867

Total current liabilities	161,821	163,658
Deferred tax liabilities, non-current	9,995	9,982

Total liabilities	171,816	173,640

Equity
Ordinary shares	34	34
Additional paid in capital	1,716,322	1,700,879
Subscription receivable	—	(203)
Accumulated deficit	(499,597)	(542,403)
Accumulated other comprehensive income	95,815	85,307

Total Focus Media equity	1,312,574	1,243,614
Noncontrolling interests	211	150

Total equity	1,312,785	1,243,764

Total liabilities and equity	1,484,601	1,417,404

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S Dollar in thousands, except earnings per ADS and ADS data)

	Three months ended			Six months ended

	2011-06-30	2011-03-31	2010-06-30	2011-06-30	2010-06-30
Revenues
LCD display network and other:	123,142	98,458	83,931	221,600	145,181
-LCD display network	113,518	90,024	80,056	203,542	135,484
-Movie theater network	9,624	8,434	3,875	18,058	9,697
In-store network	16,339	10,405	11,997	26,744	20,485
Poster frame network	41,648	39,282	27,623	80,930	55,036
Traditional outdoor billboard network	13,090	10,622	10,504	23,712	19,354

Total gross revenues	194,219	158,767	134,055	352,986	240,056
Less: Sales taxes	15,257	12,192	11,547	27,449	20,795

Total net revenue (note 1)	178,962	146,575	122,508	325,537	219,261

Cost of revenues
LCD display network and other:	24,614	25,813	17,137	50,427	34,717
-LCD display network	18,630	19,624	14,486	38,254	29,431
-Movie theater network	5,984	6,189	2,651	12,173	5,286
In-store network	5,774	5,701	6,123	11,475	11,341
Poster frame network	27,098	25,705	19,298	52,803	37,746
Traditional outdoor billboard network	9,723	9,135	8,182	18,858	15,469

Total cost of revenues	67,209	66,354	50,740	133,563	99,273

Gross profit	111,753	80,221	71,768	191,974	119,988

Operating expenses
General and administrative	30,240	26,624	16,737	56,864	38,055
Selling and marketing	33,079	31,201	28,729	64,280	49,321
Impairment loss	—	—	—	—	5,736
Other operating income, net	(1,209)	(4,705)	(1,352)	(5,914)	(5,147)

Total operating expenses	62,110	53,120	44,114	115,230	87,965

Operating profit	49,643	27,101	27,654	76,744	32,023
Interest income	3,147	2,361	1,065	5,508	2,782
Investment loss	—	—	—	—	1,288
Income from continuing operations before income taxes	52,790	29,462	28,719	82,252	33,517
Provision for income taxes	8,935	6,907	4,850	15,842	11,045
Loss from equity method investee	992	2,774	—	3,766	—

Net income from continuing operations	42,863	19,781	23,869	62,644	22,472
Net income from discontinued operations, net of tax	—	—	2,932	—	3,738

Net income	42,863	19,781	26,801	62,644	26,210
Less: Net income (loss) attributable to noncontrolling interests	59	(768)	1,465	(709)	1,828

Net income attributable to Focus Media	42,804	20,549	25,336	63,353	24,382

Net income from continuing operations per ADS
-basic	0.32	0.15	0.17	0.46	0.16
-diluted	0.30	0.14	0.16	0.44	0.15
Net income from discontinued operations per ADS
-basic	—	—	0.02	—	0.03
-diluted	—	—	0.02	—	0.03
Net income attributable to Focus Media per ADS
-basic	0.32	0.15	0.18	0.47	0.17

-diluted	0.30	0.15	0.17	0.45	0.16

ADS used in calculating basic income per ADS	135,624,717	135,594,008	143,787,178	135,609,448	144,705,951

ADS used in calculating diluted income per ADS	141,562,763	140,394,354	148,162,497	140,998,683	149,081,270

Note 1: Details of net revenues by segment are as follows (U.S. Dollars in thousands):

	Three months ended			Six months ended
	2011-06-30	2011-03-31	2010-06-30	2011-06-30	2010-06-30
Gross revenues
LCD display network	113,518	90,024	80,056	203,542	135,484
Movie theater network	9,624	8,434	3,875	18,058	9,697
In-store network	16,339	10,405	11,997	26,744	20,485
Poster frame network	41,648	39,282	27,623	80,930	55,036
Traditional outdoor billboard network	13,090	10,622	10,504	23,712	19,354
Total gross revenues	194,219	158,767	134,055	352,986	240,056

Less: Sales taxes
LCD display network	9,628	7,519	7,526	17,147	12,799
Movie theater network	519	477	351	996	704
In-store network	1,403	893	1,129	2,296	1,955
Poster frame network	3,470	3,203	2,386	6,673	5,000
Traditional outdoor billboard network	237	100	155	337	337
Total sales tax	15,257	12,192	11,547	27,449	20,795

Net revenues
LCD display network	103,890	82,505	72,530	186,395	122,685
Movie theater network	9,105	7,957	3,524	17,062	8,993
In-store network	14,936	9,512	10,868	24,448	18,530
Poster frame network	38,178	36,079	25,237	74,257	50,036
Traditional outdoor billboard network	12,853	10,522	10,349	23,375	19,017
Total net revenues	178,962	146,575	122,508	325,537	219,261

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)
	Three months ended		Six months ended
	2011-06-30	2010-06-30	2011-06-30	2010-06-30
Operating activities:
Net income	42,863	26,801	62,644	26,210
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Bad debt expenses	3,792	(1,518)	5,792	337
Share-based compensation	15,396	12,927	30,663	25,728
Depreciation	7,030	7,428	14,107	15,071
Amortization of acquired intangible assets	3,753	4,482	7,544	8,796
Loss from disposal of previously acquired subsidiaries	—	1,524	—	1,524
Loss on disposal of equity method investment	—	—	—	1,288
Loss from equity method investee	992	—	3,766	—
Impairment charges for goodwill, acquired intangible assets and fixed assets	—	—	—	5,736
Write-off of long-term assets	990		990
Others	108	101	143	136
Net changes in current assets and current liabilities, net of effects of acquisitions	(24,345)	(13,953)	(60,552)	(41,845)

Net cash provided by operating activities	50,579	37,792	65,097	42,981

Investing activities:
Purchase of equipment and other long term assets	(11,498)	(3,849)	(17,367)	(4,925)
Payment paid to acquired subsidiaries	(1,749)	(7,325)	(5,360)	(22,538)
Investment in equity method investee	(12,201)	—	(61,003)	—
Investment in short-term investments	(318,777)	—	(431,742)	—
Proceeds from the sale of short-term investments	332,010	—	387,065	29,290
Proceeds received from disposal of fixed assets	149	142	447	142
Disposal of subsidiaries	—	(140)	7,296	2,789
Net cash (used in)/provided by investing activities	(12,066)	(11,172)	(120,664)	4,758

Financing activities:
Cash used for share repurchase	—	(36,715)	(3,000)	(36,715)
Cash deposit for share repurchase	—	(6,301)	—	(6,301)
Capital injection from (repayment to) noncontrolling interests	—	1,924	(76)	10,968
Proceeds from issuance of ordinary shares,	251	1,819	568	1,819
Net cash provided by/(used in) financing activities	251	(39,273)	(2,508)	(30,229)

Effect of exchange rate changes	4,879	2,344	8,303	2,583

Net increase (decrease) in cash and cash equivalents	43,643	(10,309)	(49,772)	20,093
Cash and cash equivalents, beginning of period	361,061	598,561	454,476	568,159

Cash and cash equivalents, end of period	404,704	588,252	404,704	588,252

Supplemental disclosure of cash flow information:
Income taxes paid	6,525	9,367	21,291	23,940

Supplemental disclosure of non-cash investing activity:
Accrual for acquisition of subsidiaries	3,858	7,178	3,858	7,178